

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Jeffry M. Householder
President & Chief Executive Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, DE 19904

> **Re: Chesapeake Utilities Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-11590**

Dear Mr. Householder:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation